UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OMB Number
3235-0145

HEMOBIOTECH INC.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

42368P102
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bruce Meyers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of	5.	Sole Voting Power 1,694,400 Shares
Shares Beneficially
owned by	6.	Shared Voting Power -0-
Each
Reporting	7.	Sole Dispositive Power 1,694,400 Shares
Persons With:
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,694,400 Shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (2)

11.	Percent of Class Represented by Amount in Row 9: 8.0%

12.	Type of Reporting Person (See Instructions) IN

Footnotes:
(1) Represents (a) 535,900 shares of common stock directly beneficially owned by Bruce Meyers, and 1,158,500 shares beneficially owned by Meyers Associates L.P.  Mr. Meyers is the President and CEO of Meyers Associates and has the power to vote and dispose of the shares owned by Meyers Associates.

(2) Excludes an aggregate of 1,478,578 shares of Common Stock issuable upon exercise of Placement Agent Warrants, which are not currently exercisable until six months after there is an effective registration statement covering the underlying shares.

Item 1.

(a)	Name of Issuer

HemoBioTech Inc.

(b)	Address of Issuer’s Principal Executive Offices

5001 Spring Valley Road, Suite 1040-West, Dallas, TX 75244
Item 2.

(a)	Name of Person Filing

Bruce Meyers

(b)	Address of Principal Business Office or, if none, Residence

c/o Meyers Associates, 45 Broadway, 2nd Floor, New York, NY 10006

(c)	Citizenship

United States of America

(d)	Title of Class Securities

Common Stock, $0.001 Par Value Per Share

(e)	CUSIP Number

42368P102

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  Not Applicable

(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,694,400 shares.

(b)	Percent of class: 8.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,694,400 shares.

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,694,400 shares.

(iv)	Shared power to dispose or to direct the disposition of: -0-

Instruction.	For computation regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

*Includes 1,430,178 shares issuable upon exercise of warrants at an exercise price of $0.2097644 per share.

 Item 5.   Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

Not applicable

Item 8.  Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 September 2, 2009

 ____________________________
 Date

/s/ Bruce Meyers
Signature

Bruce Meyers
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violation (See 18 U.S.C. 1001)